Exhibit 8.1

Legal Name of Subsidiary	Direct Parent Company	Jurisdiction of Organization
Taboola, Inc.	Taboola.com Ltd.	Delaware, USA
Taboola Europe Limited	Taboola.com Ltd.	United Kingdom
Taboola Brasil Internet Ltda.	Taboola.com Ltd.[1]	Brazil
Shop Holding Corporation	Taboola, Inc.	Delaware, USA
Connexity, Inc.	Shop Holding Corporation	Delaware, USA
Skimbit Ltd	Connexity, Inc.	United Kingdom

1 One ordinary share of Taboola Brasil Internet Ltda. is owned by Taboola, Inc.